

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

August 9, 2005

Mr. Gary J. Novinskie
Chief Financial Officer
Daleco Resources Corporation
120 North Church Street
West Chester, PA 19380

> **Re:** **Daleco Resources Corporation**
> **Form 10-KSB/A for Fiscal Year Ended September 30, 2004**
> **Filed February 3, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2005**
> **Filed May 16, 2005**
> **Response Letter Dated July 20, 2005**
> **File No. 0-12214**

Dear Mr. Novinskie:

        We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2004

Financial Statements

1.   We note your response to our prior comment. While you acknowledge the fair value guidance indicated in paragraph 137 of SFAS 115, it is unclear why you have continued to assert the book value of the asset given up as evidence of the value of the consideration received. In addition to the guidance of SFAS 115 that you cite, we refer you to additional guidance in paragraphs 22 and 23 of SFAS 141. It appears from the supplemental information you provided regarding Ostara Corporation's common stock trading and pricing, that the market price for a reasonable period before and after the terms of the transaction were agreed to, should be used to determine fair value of the equity securities received. Please contact us at your earliest convenience to discuss this matter.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief

cc: Mr. C. Warren Trainor